APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Feathered Serpent Brewery

Profit and Loss

January - December 2020

	TOTAL
Income	
Sales	60,430.47
Sales of Product Income	140.00
Total Income	**$60,570.47**
Cost of Goods Sold	
Cost of Goods Sold	19,841.77
Shipping	148.00
Total Cost of Goods Sold	**$19,989.77**
GROSS PROFIT	**$40,580.70**
Expenses	
Advertising & Marketing	1,539.03
Ask My Accountant	1,913.00
Bank Charges & Fees	1,240.40
Car & Truck	986.16
Charitable Contributions	210.00
Equipment Rental	267.80
Insurance	2,678.10
Job Supplies	52.80
Legal & Professional Services	800.46
Meals & Entertainment	1,604.16
Office Supplies & Software	4,124.25
Other Business Expenses	2,063.00
Rent & Lease	24,035.20
Repairs & Maintenance	1,741.80
Taxes & Licenses	2,584.95
Travel	5.00
Uncategorized Expense	937.00
Utilities	5,534.96
Total Expenses	**$52,318.07**
NET OPERATING INCOME	**$ -11,737.37**
NET INCOME	**$ -11,737.37**

Feathered Serpent Brewery

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Chk -	8,065.51
Total Bank Accounts	**$8,065.51**
Accounts Receivable	
Accounts Receivable (A/R)	795.20
Total Accounts Receivable	**$795.20**
Other Current Assets	
Inventory	241.00
Inventory Asset	0.00
Uncategorized Asset	130.00
Total Other Current Assets	**$371.00**
Total Current Assets	**$9,231.71**
TOTAL ASSETS	**$9,231.71**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Advantage Cash Rewards	2,678.71
CORP Account - Business Advantage Cash Rewards	5,858.01
Total Credit Cards	**$8,536.72**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	15.20
Total Other Current Liabilities	**$15.20**
Total Current Liabilities	**$8,551.92**
Long-Term Liabilities	
Other Long Term Liabilities	28,593.30
Total Long-Term Liabilities	**$28,593.30**
Total Liabilities	**$37,145.22**
Equity	
Opening Balance Equity	4,504.56
Owner's Investment	1,400.00
Owner's Pay & Personal Expenses	-13,781.49
Retained Earnings	-8,299.21
Net Income	-11,737.37
Total Equity	**$ -27,913.51**
TOTAL LIABILITIES AND EQUITY	**$9,231.71**

Feathered Serpent Brewery

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-11,737.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-795.20
Inventory Asset	0.00
Uncategorized Asset	-130.00
CORP Account - Business Advantage Cash Rewards	-974.00
California Department of Tax and Fee Administration Payable	15.20
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,884.00**
Net cash provided by operating activities	**$ -13,621.37**
FINANCING ACTIVITIES	
Other Long Term Liabilities	28,593.30
Opening Balance Equity	0.00
Owner's Investment	1,000.00
Owner's Pay & Personal Expenses	-9,574.14
Net cash provided by financing activities	**$20,019.16**
NET CASH INCREASE FOR PERIOD	**$6,397.79**
Cash at beginning of period	1,667.72
CASH AT END OF PERIOD	**$8,065.51**

Feathered Serpent Brewery

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	113,241.19
Total Income	**$113,241.19**
Cost of Goods Sold	
Cost of Goods Sold	23,611.27
Shipping	29.07
Total Cost of Goods Sold	**$23,640.34**
GROSS PROFIT	**$89,600.85**
Expenses	
Advertising & Marketing	7,117.31
Bank Charges & Fees	1,049.90
Car & Truck	652.95
Insurance	4,580.85
Job Supplies	189.25
Legal & Professional Services	599.00
Meals & Entertainment	1,259.21
Office Supplies & Software	6,402.58
Other Business Expenses	525.04
Payroll Wage Expenses	16,107.35
Reimbursable Expenses	-19.02
Rent & Lease	24,410.19
Repairs & Maintenance	3,232.74
Taxes & Licenses	6,834.40
Utilities	6,816.74
Total Expenses	**$79,758.49**
NET OPERATING INCOME	**$9,842.36**
Other Income	
Other Miscellaneous Income	4,700.82
Total Other Income	**$4,700.82**
NET OTHER INCOME	**$4,700.82**
NET INCOME	**$14,543.18**

Feathered Serpent Brewery

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Chk	2,924.30
Total Bank Accounts	**$2,924.30**
Accounts Receivable	
Accounts Receivable (A/R)	795.20
Total Accounts Receivable	**$795.20**
Other Current Assets	
Inventory	241.00
Inventory Asset	0.00
Uncategorized Asset	130.00
Total Other Current Assets	**$371.00**
Total Current Assets	**$4,090.50**
TOTAL ASSETS	**$4,090.50**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Advantage Cash Rewards	2,678.71
CORP Account - Business Advantage Cash Rewards	5,497.82
Total Credit Cards	**$8,176.53**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	15.20
Total Other Current Liabilities	**$15.20**
Total Current Liabilities	**$8,191.73**
Long-Term Liabilities	
Other Long Term Liabilities	74,800.30
Total Long-Term Liabilities	**$74,800.30**
Total Liabilities	**$82,992.03**
Equity	
Opening Balance Equity	4,504.56
Owner's Investment	1,400.00
Owner's Pay & Personal Expenses	-79,312.69
Retained Earnings	-20,036.58
Net Income	14,543.18
Total Equity	**$ -78,901.53**
TOTAL LIABILITIES AND EQUITY	**$4,090.50**

<h1 style="text-align:center">Feathered Serpent Brewery</h1>

<p style="text-align:center">Statement of Cash Flows</p>

<p style="text-align:center">January - December 2021</p>

	TOTAL
OPERATING ACTIVITIES	
Net Income	14,543.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
CORP Account - Business Advantage Cash Rewards	-360.19
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-360.19**
Net cash provided by operating activities	**$14,182.99**
FINANCING ACTIVITIES	
Other Long Term Liabilities	46,207.00
Owner's Pay & Personal Expenses	-65,531.20
Net cash provided by financing activities	**$ -19,324.20**
NET CASH INCREASE FOR PERIOD	**$ -5,141.21**
Cash at beginning of period	8,065.51
CASH AT END OF PERIOD	**$2,924.30**

I, aurelio ramirez, certify that:

1. The financial statements of Feathered Serpent Brewery, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Feathered Serpent Brewery, LLC included in this Form reflects accurately the information reported on the tax return for Feathered Serpent Brewery, LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *aurelio ramirez*

Name: aurelio ramirez

Title: founder